Exhibit (c)(6) October 2025 Project Royal Key points outstanding

Evaluating a fixed vs floating exchange rate

Santander understands that Mr. Sartini has not committed to any course whatsoever, and he may simply abandon further consideration, but this is being provided in furtherance of the information gathering process

Fixed value

	$27.98	**$29.00**	**$30.00**	**$31.19**	**$32.00**	**$33.00**	**$34.00**
Price change vs current share price	*(10.3%)*	*(7.0%)*	*(3.8%)*	*–*	*2.6%*	*5.8%*	*9.0%*
Net VICI proceeds	$728	$728	$728	$728	$728	$728	$728
FDSO	27.398	27.398	27.398	27.398	27.398	27.398	27.398
VICI consideration per share	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**
Variable VICI PPS	$27.98	$29.00	$30.00	$31.19	$32.00	$33.00	$34.00
Exchange ratio (VICI shares per GDEN share)	**0.950**	**0.916**	**0.886**	**0.852**	**0.830**	**0.805**	**0.782**
Implied shares in VICI	26.019	25.103	24.267	23.341	22.750	22.061	21.412
Value to all shareholders	**$728**	**$728**	**$728**	**$728**	**$728**	**$728**	**$728**
Sartini Family shares in VICI	7.079	6.830	6.603	6.351	6.190	6.003	5.826
Value to Sartini Family	**$198**	**$198**	**$198**	**$198**	**$198**	**$198**	**$198**

Fixed exchange ratio

	$27.98	**$29.00**	**$30.00**	**$31.19**	**$32.00**	**$33.00**	**$34.00**
Price change vs current share price	*(10.3%)*	*(7.0%)*	*(3.8%)*	*–*	*2.6%*	*5.8%*	*9.0%*
Net VICI proceeds	$728	$728	$728	$728	$728	$728	$728
FDSO	27.398	27.398	27.398	27.398	27.398	27.398	27.398
VICI consideration per share	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**	**$26.57**
Exchange price per share	$31.19	$31.19	$31.19	$31.19	$31.19	$31.19	$31.19
Exchange ratio (VICI shares per GDEN share)	**0.852**	**0.852**	**0.852**	**0.852**	**0.852**	**0.852**	**0.852**
Implied shares in VICI	23.341	23.341	23.341	23.341	23.341	23.341	23.341
VICI share price	$27.98	$29.00	$30.00	$31.19	$32.00	$33.00	$34.00
Value to all shareholders	**$653**	**$677**	**$700**	**$728**	**$747**	**$770**	**$794**
Sartini Family shares in VICI	6.351	6.351	6.351	6.351	6.351	6.351	6.351
Value to Sartini Family	**$178**	**$184**	**$191**	**$198**	**$203**	**$210**	**$216**
Upside / (Downside) fixed price	**($20)**	**($14)**	**($8)**	**–**	**$5**	**$11**	**$18**

$27.98 represents a 52-week

Current share price as of 10/21

$34.00 represents 52-week high

Santander Corporate & Investment Banking

Santander understands that Mr. Sartini has not committed to any course whatsoever, and he may simply abandon further consideration, but VICI performance has been very stable over the past few years this is being provided in furtherance of the information gathering process VICI share price performance since 12/31/2019 NASDAQ 156% S&P 108% 22% Dec-19 Apr-20 Aug-20 Dec-20 Apr-21 Aug-21 Dec-21 Apr-22 Aug-22 Dec-22 Apr-23 Aug-23 Dec-23 Apr-24 Aug-24 Dec-24 Apr-25 Aug-25 Adj. EBITDA estimates vs consensus Q2’23 Q3’23 Q4 ‘23 Q1 ‘24 Q2 ‘24 Q3 ‘24 Q4 ‘24 Q1 ‘25 Q2 ’25 $723.4 $726.4 $749.6 $765.3 $775.9 $778.0 $785.8 $802.1 $812.4 EBITDA est. $724.8 $724.2 $750.4 $766.2 $782.1 $779.5 $788.8 $802.7 $822.2 EBITDA actual 0.2% (0.3%) 0.1% 0.12% 0.8% 0.2% 0.4% 0.1% 1.2% Beat / (Miss) Source: FactSet and broker reports. Note: Share price data from 1/1/20 to 10/21/25. 2

Brokers see modest upside to VICI's stock

Santander understands that Mr. Sartini has not committed to any course whatsoever, and he may simply abandon further consideration, but this is being provided in furtherance of the information gathering process

Broker	Date	Target price	Prem. to current[1]	Guidance
Jefferies	10/15/2025	$44	41%	Buy
JP Morgan	9/9/2025	$38	22%	Buy
Barclays	8/20/2025	$36	15%	Buy
Evercore	8/4/2025	$37	19%	Buy
Truist	7/31/2025	$38	22%	Buy
Deutsche bank	7/31/2025	$35	12%	Hold
Citizens	7/31/2025	$35	12%	Buy
Macquarie	7/31/2025	$39	25%	Buy
Baird	7/30/2025	$36	15%	Buy
Consensus average (25 brokers)		**$36.91**	**18%**	

Select broker quotes

Despite a lack of major deal activity over the past 1.5 years, VICI has shown consistently that it can hit multiple singles and doubles while growing same-store revenue at a rate better than competitors – Macquarie (7/31/25)

VICI should have the ability to drive about 2% in external growth annually. The company's 5.4% dividend yield is above the REIT group average, and we believe there remains room for the shares to rerate upward. – JP Morgan (9/9/25)

Organic growth prospects remain at the high-end of the net-lease sector average, with deployment complementing the compounding cash flow produced from its leases. Asset quality is unmatched, transparency is among the best in the REIT sector, and the balance sheet is positioned for growth. – Citizens (7/31/25)

2022 – 2025 Wall Street consensus evolution



Buy
Hold
Sell
Target price
Actual price
% of Ratings
100%
80%
60%
40%
20%
0%
90%
100%
95%
87%
88%
87%
88%
88%
91%
92%
88%
92%
88%
10%
13%
13%
13%
13%
13%
9%
8%
12%
8%
12%
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
$36.91
$31.19
40
35
30
25
Price

Source: Broker reports, FactSet as of 10/20/25.

Santander Corporate & Investment Banking

3

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